Human and Robotic Intersection Take the Next Step 1 January 2020 ReWalk Confidential. © 2018 ReWalk Robotics, Inc. Markets spring into being when economic actors shift resources to that firm's solution Issuer Free Writing Prospectus dated January 30, 2020 Filed Pursuant to Rule 433 Registration Statement on Form S - 1 (File No. 333 - 235932) Relating to the Preliminary Prospectus dated January 30, 2020

Disclaimer ▪ This presentation contains statistical data that were obtained from industry publications and reports generated by third parties. Although ReWalk believes that the publications and reports are reliable, it has not independently verified this statistical data. ▪ The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of ReWalk. ▪ This document may not be retained, reproduced or distributed, in whole or in part, by any means (including electronic) without the prior written consent of ReWalk. ▪ This document may not be left behind after this presentation, and by accepting this document and attending the presentation, you agree to be bound by the foregoing limitations. ▪ Please refer to the forward - looking statements at the end of the presentation. 2

Free Writing Prospectus ReWalk Robotics Ltd . (the “Company” or “ReWalk”) has filed a registration statement on Form S - 1 (File No . 333 - 235932 ), including a preliminary prospectus (the “Preliminary Prospectus”), with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates . Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering . You may get these documents for free by visiting EDGAR on the SEC website at www . sec . gov . To review the as - filed copy of the registration statement containing the Preliminary Prospectus, click the following link : https : //www . sec . gov/Archives/edgar/data/ 1607962 / 00012139002000113 0 / 0001213900 - 20 - 001130 - index . htm . Alternatively, copies of the Preliminary Prospectus may be obtained H . C . Wainwright & Co . , LLC, 430 Park Avenue, 3 rd Floor, New York, New York 10022 , or by email at placements@hcwco . com . 3

Fundamentally change the Quality of Life for individuals with disability through the creation and development of market leading robotic technologies Our Mission 4

2020 Market and Company Thresholds • Completed and pending German contracts establish the implementation procedures for coverage for the majority of German Spinal Cord Injury population • US Veterans Administration 160 patients randomized study 2 accrual complete; supports reimbursement and access to new veterans • US CMS HCPCS code application being processed in H1 2020; affects >50% paralyzed population 1 • ReStore stroke system expanding clinical experience impacts 2020 pipeline • Addition of an external product offering Planned in H2 2020 • ReWalk sales and field team expanded by > 33% to start 2020; driver for YOY sales growth 5 ___________________________ 1 https://www.nscisc.uab.edu/Public/2017%20Annual%20Report%20 - %20Complete%20Public%20Version.pdf 2 ExoskCSP #2003 exoskeleton Assisted - Walking in Persons With SCI: Impact on Quality of Life - https://ichgcp.net/clinical - trials - registry/NCT02658656

ReWalk™ Rigid Exoskeleton » Assists individuals with Spinal Cord Injury (“SCI”) to stand and walk » FDA & CE mark clearance; 6 th generation - ~572 systems placed to date; 5 years of use » Reimbursement: VA, Germany, Italy, different payor on a case by case » First mover advantage with extensive IP portfolio » US CMS HCPCS code application in process ReStore™ Soft Exo - suit » Provides Functional, intense and repetitive gait training for stroke » Launched in June 2019 following FDA & CE mark clearance » Established reimbursement codes for stroke therapy and gait training » Light wearable highly versatile assistive design with extensive IP portfolio Current Product Overview 6

Target Market Applications for Technologies



Significant Mobility Impairment
SCI
ReWalk Rehab
SCI
ReWalk Personal
Cerebral Palsy
Institutional Use
Home Use
Multiple Sclerosis
ReStore
Stroke Rehab
Stroke- Home
Parkinson's
Elderly Assist
In market
Pipeline – soft suit
Mild Mobility Impairment

Spinal Cord Injury ("SCI")

- U.S Prevalence 291,000 patients and 17,730 new cases added annually[1]

Stroke

- ~16,900 rehab centers[3] with 1,000+ US primary stroke centers[2]
- US Personal ~500,000 [7]

(E.U similar to U.S)

Multiple Sclerosis

- 1 million MS diagnosis in U.S, 2.3 million worldwide[4]
  - *75% will experience significant walking disturbance*[5]

Parkinson

- 10 million WW Parkinson's patients [6]

1. https://www.nscisc.uab.edu/Public/Facts%20and%20Figures%202019%20-%20Final.pdf
2. *https://www.heart.org/idc/groups/heart-public/@wcm/@hcm/@ml/documents/downloadable/ucm_455522.pdf*
3. *Primary + Skilled Nursing facility figures -* https://www.kff.org/other/state-indicator/number-of-nursing-facilities/?currentTimeframe=0&sortModel=%7B%22colId%22:%22Location%22,%22sort%22:%22asc%22%7D
4. *https://www.healthline.com/health/multiple-sclerosis/facts-statistics-infographic*
5. *Evaluating Walking in Patients with Multiple Sclerosis Which Assessment Tools Are Useful in Clinical Practice? Francois Bethoux, MD; Susan Bennett, PT, DPT, EdD, NCS, MSCS*
6. *Parkinson's Disease Foundation*
7. *See Slide on ReStore Market : Stroke*

7

Spinal Cord Injury Impact: Need for Technical Solutions

Wheelchair confinement can cause severe physical and psychological deterioration resulting in significant costs to the healthcare system

Secondary Medical Consequences of Paralysis:

- Difficulty with bowel and urinary tract function
- Osteoporosis
- Loss of lean mass / gain in fat mass
- Insulin resistance
- Diabetes
- Heart disease

$550K	**$73K**	**$2.4M**	**$1.6M**
Avg. Cost of Healthcare First Year of Injury for Paraplegia[1]	Avg. Annual Cost of Healthcare for Paraplegia[1]	Est. Lifetime Cost of Healthcare for Paraplegia Injury at age 25[1]	Est. Lifetime Cost of Healthcare for Paraplegia Injury at age 50[1]

87% of spinal cord injury patients discharged to private, non-institutional residences[2]

1. *Source:* https://www.nscisc.uab.edu/Public/Facts%20and%20Figures%202019%20-%20Final.pdf
2. *Source:* https://www.nscisc.uab.edu/public/2016%20Annual%20Report%20-%20Complete%20Public%20Version.pdf

8

ReWalk Personal 6.0 System – How it Works Patented tilt - sensor technology that provides more natural gait and functional walking speed 9

Spinal Cord Injury: ReWalk Market Creation Status 10 Today FDA CE Creation & Product Refinement VA Study 4 Yr 160 randomized Full Scale German Coverage Contracts VA Data Published 198 Case by Case Approvals to Date German Code 572 units placed to Date Achieving Market Access CMS Determination Developmental Early Commercialization 10 yrs . 2020 2015 - 2019 CMS Appl.

11 ReWalk Confidential. © 2018 ReWalk Robotics, Inc. Exo - Suit for Stroke, Multiple Sclerosis, Parkinson’s

Exo - suits: ReStore – Shaping the Future of Stroke Therapy » Provides coordinated plantarflexion and dorsiflexion assistance to facilitate a natural gait » Rapid, automatic adaptation to patient’s gait » Versatile for “main street” clinics » Data driven » Disposable elements provides recurring revenue stream » Published clinical data through Harvard / Wyss; FDA study in 5 US research centers 12 Waistpack (motors and electronics) Calf Wrap and Liner (soft, fabric components) Motion Sensor (measures walking) Cables (mechanical assistance to foot) Insole (inside patient’s shoes)

Game Changing: Paretic Propulsion Paretic Propulsion = a measure of the contribution of the affected (paretic) limb to advance the body forward during walking, in comparison to the contributions of the unaffected (nonparetic) limb . 1 Awad, Louis N et al. “Paretic Propulsion and Trailing Limb Angle Are Key Determinants of Long - Distance Walking Function After Stroke.” Neurorehabilitation and neural repair vol. 29,6 (2015): 499 - 508. doi:10.1177/1545968314554625 2 Roelker, Sarah A., et al. "Paretic propulsion as a measure of walking performance and functional motor recovery post - stroke: a review." Gait & posture 68 (2019): 6 - 14. www.rewalk.com • The paretic limb’s ability to generate propulsion during walking is a critical determinant of long - distance walking function after stroke 1 • Rehabilitation techniques that target both plantarflexor function and leg extension may restore paretic limb function and improve gait asymmetries in individuals post stroke 2 13

ReStore: How It Works 14 Key Differentiators » Light, soft components and powered dorsi / plantar flexion facilitate natural gait pattern » Provides therapist real - time analytics and enhanced session control for optimized results » Multiple modes of function, rapid donning/ doffing and adjustment for efficient therapy sessions » Session data capture with reporting and comparison across sessions

Easy - to - use Therapist App 15 » Three modes of activation » Real time adjusted assistance level » Built in test sessions » Variery of statistics to support patient progress - ▪ Assistance level , Symmetry ▪ Distance ▪ Steps ▪ Speed Session # 8/20/2018 # of steps 100 Assist 100 Brace 100 Avg. NP symmetry Avg. P symmetry 60% 40% Slack # of steps Avg. NP symmetry Avg. P symmetry 60% 40% # of steps Avg. NP symmetry Avg. P symmetry 60% 40% 10mWT Time 10 sec Mode Brace 2MWT 30 ft Mode Assist Distance Avg. Speed 0.5 m/s DF Assist 70% PF Assist 100% Avg. Speed 0.5 m/s Avg. NP symmetry Avg. P symmetry 60% 40% Avg. NP symmetry Avg. P symmetry 60% 40%

[ 1 ] Awad, Louis N . , et al . "A soft robotic exosuit improves walking in patients after stroke . " Science translational medicine 9 . 400 (2017) : eaai 9084 . [ 2 ] Awad, Louis N . , et al . "Reducing Circumduction and Hip Hiking During Hemiparetic Walking Through Targeted Assistance of the Paretic Limb [ 3 ] Using a Soft Robotic Exosuit . " American journal of physical medicine & rehabilitation 96 . 10 (2017) : S 157 - S 164 . [ 3 ] Sloot, L . , et al . "O 089 - A soft robotic exosuit assisting the paretic ankle in patients post - stroke : Effect on muscle activation during overground walking . " Gait & posture (2018) . Highlighted Findings : • Improved forward propulsion symmetry [ 1 ] • Reduction in metabolic burden associated with post - stroke walking [ 1 ] • Improved ankle dorsiflexion angle during swing phase [ 1 ] • Reductions in compensatory behaviors including paretic hip hiking and circumduction [ 2 ] • Reductions in atypical EMG activity during early stance for a subset of stroke participants [ 3 ] • No evidence of reduction in muscle activity for DF or PF during swing and push - off with exosuit - assisted walking in stroke participants [ 3 ] www.rewalk.com Exo - suit Clinical Data 16

Exo-suit - Case Study



T52: Soft Robotic Exosuits for Targeted Gait Rehabilitation After Stroke: A Case Study

Franchino Porciuncula[1], Tereca C. Baker[2], Dheepak Arumukhom Revi[1], Jaehyun Bae[1], Regina Sloutsky[2], Lauren Baker[2], Terry Ellis[2], Conor J. Walsh[1], Louis N. Awad[1,2,3]
[1]Poulson School of Engineering and Applied Sciences, and Wyss Institute for Biologically Inspired Engineering, Cambridge, MA, USA. [2]College of Health and Rehabilitation Sciences, Sargent College, Boston University, Boston, MA, USA.
[3]Department of Physical Medicine and Rehabilitation, Harvard Medical School, Cambridge, MA, USA

Introduction:
Reduced forward propulsion and foot clearance are pervasive deficits in post-stroke gait that limit post-stroke recovery. Our team has developed a soft robotic exosuit that provides assistive torques in parallel with the paretic ankle plantarflexor and dorsiflexor muscles, showing immediate augmentation of paretic propulsion and foot clearance, a reduced energy cost of walking[1], and increased walking speed and distance[2]. We posit that these immediate benefits can be enhanced by gait training with the device and leveraged to produce gait improvements that persist beyond the use of the device. This preliminary study aimed to assess the rehabilitative effects of an exosuit-augmented gait training program on targeted clinical and biomechanical outcomes.

Methods:
A 58-year old male with chronic (54 mo) left-sided hemiparesis was enrolled in this case study. Using a crossover design, we administered exosuit-augmented gait training followed by comparable gait training without the exosuit. Each intervention consisted of six sessions of training provided over a 2-week period, separated by a 7-week washout. For both interventions, a physical therapist administered progressive, task-specific, and high-intensity gait training directed at increasing walking speed. To assess the effect on clinical outcomes, the 10-Meter Walk Test and 6-Minute Walk Test were performed before and after each intervention. To assess the effect on biomechanical impairments, evaluations were conducted before and after each intervention on an instrumented treadmill at matched walking speeds. All evaluations were conducted without the exosuit. Examination of pre-to-post changes was based on 95% confidence intervals and paired t-tests, with alpha level at 0.05.

Results:
As hypothesized, exosuit-augmented gait training produced meaningful changes[3] in fast walking speed (pre-post Δ: +0.12 m/s) and walking distance (pre-post Δ: +86 m). In comparison, training without the exosuit resulted in modest increases in fast walking speed (pre-post Δ: +0.04 m/s) and walking distance (pre-post Δ: +37 m). Similarly, exosuit-augmented gait training resulted in increased paretic ankle angle at push-off (+58.78%), stride length (+6.70%), paretic ankle plantarflexion moment (+8.33%), and paretic propulsion (+10.52%) (p's < 0.05). In contrast, gait training without the exosuit failed to demonstrate changes in ankle angle at push-off, stride length, and ankle plantarflexion moment ($p > 0.05$). Instead, there was a reduction in forward propulsion (-9.18%) ($p < 0.05$). Taken together, these results demonstrate that exosuit-augmented gait training uniquely retrains a propulsion-based walking strategy not observed after gait training without an exosuit.

Conclusion:
This case study provides early evidence that targeted gait training with a soft robotic exosuit may deliver improved walking outcomes compared to gait training without an exosuit. The results from this case study encourage further examination in larger samples.

A 58 year old male with chronic stroke participated in two 2-week training bouts separated by a 7-week washout period. One training period was conducted with the use of a soft exosuit. Both training periods focused on progressive, task-specific, high-intensity gait training.

Pre/Post gait changes with Exosuit-augmented training:

- .12 m/s increase in maximal walking speed
- 86 m increase in 6MWT distance
- 6.7% increase in stride length
- 10.52% increase in paretic propulsion

Pre/Post gait changes with usual care training:

- .04 m/s increase in maximal walking speed
- 37 m increase in 6MWT distance
- No change in stride length
- 9.18% <u>decrease</u> in paretic propulsion

Porcuincula et al. "Soft Robotic Exosuits for Targeted Gait Rehabilitation After Stroke: A Case Study" American Society of Neurorehabilitation conference 2019.

17

ReStore: Market: Stroke

Prevalence = 27.6 M

US:	**7 million** stroke survivors[1]
EU:	**9.6 million** stroke survivors[2]
China:	**11 million** stroke survivors[8]

Annual Incidence = 4.295 M

US:	**~ 795K**[3]
EU / Western Europe:	**~ 1.1 million**[4]
China:	**~ 2.4 million**[8]

Eligible population adjusted by physical qualifications

Addressable Market – Prevalence = 13.2 M

US:	**3.3 million**[5,6] potentially eligible for ReStore system
EU:	**4.6 million**[7] potentially eligible for ReStore system
China:	**5.3 million**[7]

Annual Addressable Market – Incidence = 2.4 M

US:	**~500K**[5, 6]
EU:	**~700K**[7]
China:	**~1.5M**[7]

PHASE I: Top Tier Stroke Rehab Centers

Penetration strategy -

US	**EU**	**China**
1,000 primary stroke centers[9]	**1,000 clinics**[10]	**7,000-9,000 clinics by 2021**[11]

PHASE II: Thousands of Hospitals & Physical Therapy Clinics

---

1. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3250269/pdf/13311_2011_Article_53.pdf
2. Extrapolated from the incidence numbers based on the rate for US.
3. American Heart Association 2017 Heart Disease and Stroke Statistics 2017
4. European Journal of Neurology 6JUN2016, Vol 13, Issue 6 "Stroke Incidence and Prevalence in Europe: a review of available data"; as of 2000.
5. Assumption, 80% lower limb disability rate after stroke- Source: A Review of Robot-Assisted Gait Training in Stroke Patients Ha Yeon Kim Joshua Sung Hyun You
6. Assumptions: for prevalence pool, estimate 40% fall our rate of the 80% with lower limb disability, for the incidence pool assume 80% survival rate – see Long-Term Survival and Function After Stroke by Stefan Sennfalt
7. Assuming similar rates as the US market in 5 and 6 above.
8. Prevalence, Incidence, and Mortality of Stroke in China - Results from a Nationwide Population-Based Survey of 480 687 Adults https://pdfs.semanticscholar.org/f59d/209fe597e6dabdf966628b99b44762273497.p
9. *US prevalence 2014, American Heart Association*
10. *Estimate similar to US*
11. *http://www.chyxx.com/industry/201609/450634.html*

ReStore: Position in Market 19

ReStore: Impact On Stroke Patient 20

21 ReStore Around the World United Kingdom Helsinki California Germany

Path to Profitability: Multiple Products and Leveraged Distribution System

ReWalk plans to grow the SCI, Rigid exoskeleton business through coverage and contracts; develop new soft exo-suit technologies through the Wyss partnership to address other lower limb disabilities; and add other stroke related products

Prototypes of new products completed; moving to project selection with clinical and regulatory planning

- Promising prototype in testing at Wyss
- Partners with ankle devices to provide clinicians options
- Potential MS home use, worn under clothes solution

- Leverage ReStore market acceptance to introduce home use model
- Adding another external rehab product

- Leverages existing treatment and reimbursement structures
- VA Study / Ability-BU Study
- Grow Revenue with device and disposables

- German Contracts
- VA Study Results
- Expanded US Coverage
- Next Gen Prototypes



MS/ Stroke-Hip Exo-suit
External Rehab Product
Stroke Home / Clinic Low Cost Exo-suit
Stroke Clinic “ReStore”- Soft Exosuit
SCI- Rigid Exoskeleton
2018
2019
2020
2021
2022
Today

In market

Pipeline – external and soft suit

22

Exo-Suit Home Use Device - Market Potential

- ~500K patients are discharged home with impaired gait following stroke annually – although approx. 80% of stroke survivors learn to walk independently by 6 months post stroke, gait abnormalities persist through the chronic stages of the condition

MS Prevalence in the U.S ~ 1M

Stroke Patient Prevalence in the U.S ~ 7M

"Obtaining CMS coverage for use by patients suffering from stroke to provide therapeutic and functional benefit to patients in comparison to AFOs would be a significant revenue stream"[2]



U.S Yearly Stroke Incidence rate[1]
Incidence ('000s)
795
145
150
500
New and Recurrent Strokes
Mortality
Functional Gait
Impaired Gait



Soft Suit *uniquely* provides mechanical ankle assistance in both dorsiflexion AND plantarflexion
Develop Home Use Device
Clinical trial to show better results than AFO and competition
Show Meaningful clinical benefit
Apply for CMS code
Gain Reimbursement
Unlock potential significant revenue stream

1 see ReStore Market sheet above
2 Jefferies- Initiation Coverage report on Hangar 2014

23

Exo - Suit Hip Rehab Device - Market Potential 24 ___________________________ Source: Pubmed , see “ Target Market Applications for Technologies slide” above » Hip Device functionality will potentially allow it to be a novel treatment for a variety of indications Hip Rehab Device Lumbosacral Radiculopathy Add - on to ReStore Multiple Sclerosis Post - Surgical Hip Recovery Parkinson’s Disease Lumbosacral Radiculopathy Multiple Sclerosis Parkinson’s … Post - Surgery Hip Recovery Stroke (ReStore Adjunct) 0 2 4 6 8 10 12 14 0 50 100 150 200 250 300 Market Size in U.S. (Millions) Incidence per 100,000 Individuals Size of Unmet Need

Investment Highlights 25 » Market leading global exoskeleton developer with breakthrough device platforms and various vectors ▪ Sales team expanded with experienced capital equipment sales personnel as of YE 2019 ▪ Rigid ReWalk exoskeleton for Spinal Cord Injury market - • German insurance contracts expected to increase market coverage for paralyzed patients • VA study nearing publication / presentation in 2020 • US CMS code hearing in H1 2020 ▪ ReStore soft - suit exoskeleton for stroke rehabilitation launched • Penetration developing / acceptance increasing • Publications from clinical studies • New studies underway with the VA; Abilities, BU, others • Contract discussions in process with key national rehab centers ▪ Home Use device / Hip device/ Clinic Low cost • Prototypes of new products completed; moving to project selection with clinical and regulatory planning • Additional external rehab products expected for 2020 ▪ Improved financial results – Strengthened cash position, improved margins, reduced operating expenses

Key Financial and Operational Data Profit and Loss (in Thousands of $, except for units placed data) YTD Sep 2019 (Unaudited) YTD Sep 2018 (Unaudited) FY 2018 (Audited) Revenue 3,692 4,966 6,545 SCI - Units Placed 39 64 85 ReStore – Units Placed 6 - - Gross Margin % 54% 45% 43% Operating expenses ( - ) (12,851) (17,452) (22,039) Operating ( Loss) (10,841) (15,241) (19,214) 26 Balance Sheet and Cash flow (in Thousand of $) Sep 30, 2019 (Unaudited) Dec 31, 2018 ( Audited ) Cash and Cash Equivalent 20,410 9,546 Long term debt including current maturities ( - ) (7,426) (8,687) Net Cash Used In Operating Activities * For a period of 9 months (11,225)* (14,774)

Take the Next Step 27 www.rewalk.com Thank You!

Forward Looking Statements 28 In addition to historical information, this presentation of ReWalk Robotics Ltd . (“ReWalk, the “Company,” “we” or “us”) contains forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, Section 21 E of the Securities Exchange Act of 1934 , as amended, and the safe harbor provisions of the U . S . Private Securities Litigation Reform Act of 1995 , that are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition . Forward - looking statements may include projections regarding our future performance and, in some cases, can be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “seek,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms . These forward - looking statements are based on our management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict, and many of which are outside of our control . Important factors that could cause our actual results, levels of activity or performance to differ materially from those indicated in the forward - looking statements include, among others : ReWalk’s management’s conclusion, and its independent registered public accounting firm’s statement in its opinion relating to its consolidated financial statements for the fiscal year ended December 31 , 2018 , that there is a substantial doubt as to the Company’s ability to continue as a going concern ; ReWalk’s ability to have sufficient funds to meet certain future capital requirements, which could impair the Company’s efforts to develop and commercialize existing and new products ; ReWalk’s ability to maintain compliance with the continued listing requirements of the Nasdaq Capital Market and the risk that its ordinary shares will be delisted if it cannot do so ; ReWalk’s ability to establish a pathway to commercialize its products in China ; ReWalk’s ability to maintain and grow its reputation and the market acceptance of its products ; ReWalk’s ability to achieve reimbursement from third - party payors for its products ; ReWalk’s limited operating history and its ability to leverage its sales, marketing and training infrastructure ; ReWalk’s expectations as to its clinical research program and clinical results ; ReWalk’s expectations regarding future growth, including its ability to increase sales in its existing geographic markets and expand to new markets ; ReWalk’s ability to obtain certain components of its products from third - party suppliers and its continued access to its product manufacturers ; ReWalk’s ability to repay its secured indebtedness ; ReWalk’s ability to improve its products and develop new products ; the outcome of ongoing shareholder class action litigation relating to ReWalk’s initial public offering ; ReWalk’s compliance with medical device reporting regulations to report adverse events involving its products, which could result in voluntary corrective actions or enforcement actions such as mandatory recalls, and the potential impact of such adverse events on ReWalk’s ability to market and sell its products ; ReWalk’s ability to gain and maintain regulatory approvals ; ReWalk’s expectations as to the results of, and the Food and Drug Administration’s potential regulatory developments with respect to, ReWalk’s mandatory 522 post - market surveillance study ; ReWalk’s ability to maintain adequate protection of its intellectual property and to avoid violation of the intellectual property rights of others ; the risk of a cybersecurity attack or breach of ReWalk’s information technology systems significantly disrupting its business operations ; the impact of substantial sales of the Company’s shares by certain shareholders on the market price of the Company’s ordinary shares ; ReWalk’s ability to use effectively the proceeds of its offerings of securities ; the risk of substantial dilution resulting from periodic issuances of its ordinary shares ; the impact of the market price of ReWalk’s ordinary shares on the determination of whether ReWalk is a passive foreign investment company ; and other factors discussed under the heading “Risk Factors” in ReWalk’s Annual Report on Form 10 - K for the year ended December 31 , 2018 and Quarterly Reports on Form 10 - Q filed for the quarterly periods ended March 31 , 2019 , June 30 , 2019 and September 30 , 2019 , each as filed with the Securities and Exchange Commission (the “SEC”), and other documents subsequently filed with or furnished to the SEC . Any forward - looking statement made in this presentation speaks only as of the date hereof . Factors or events that could cause our actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for us to predict all of them . Except as required by law, we undertake no obligation to update publicly any forward - looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations, whether as a result of new information, future developments or otherwise .